Trading Symbol (TSX-V: ANZ) 410-325 Howe Street Vancouver, British Columbia Canada V6C 1Z7 Tel: (604) 687 3520 Fax: 1-888-889-4874 www.alianzaminerals.com

Alianza Minerals Details 2022 Q1 Milestones

Vancouver, BC, April 12, 2022 - Alianza Minerals Ltd. (“Alianza”) (TSX-V: ANZ, OTCQB: TARSF) led by Jason Weber, Rob Duncan and Mark Brown, has had a busy Q1 with several milestones achieved:

Property Transactions:

- Completed the option agreement on the Klondike Copper Project in Colorado. Alianza and its copper alliance partner, LSE listed Cloudbreak Discovery, have received the initial payments in cash and shares from Allied Copper who can acquire 100% of the project and issue a 2% NSR Royalty to the copper alliance.

- Announced a new three year option agreement on the Stateline Copper Project in Colorado under the copper alliance with Cloudbreak. The agreement allows Allied Copper to acquire 100% of the project for payments in cash, shares and potentially an 2% NSR Royalty.

Exploration:

- Filed a 43-101 compliant Technical Report on the Haldane Silver Property in Yukon, Canada. This is the first time such a comprehensive geological report has been completed and it will allow serious analysts and investors to study the project work completed to date at Haldane in one report.

- Selected targets and planned the drill program for the Haldane Silver Property for summer 2022. The project will continue to be managed and coordinated by Equity Exploration Consultants Ltd. (“Equity”) of Vancouver BC. Equity has been on the ground at Haldane since 2007 and their knowledge of the project and their understanding of its geology is a great benefit to Alianza.

- Met with Optionee, partner Coeur Mining Inc. (“Coeur”), regarding planning for the 2022 drill program at Alianza’s Tim Silver Project. Permitting is underway and on track for a summer 2022 program. The Tim Project is 19 kilometers from Coeur’s Silver Tip Mine in northern BC.

- Planning and permitting for drilling at both the SW US Alliance copper projects in Colorado, Klondike and Stateline, is underway. Drillhole locations have been selected for both projects and are being fine-tuned. A budget of $1 million for Klondike and $500,000 for Stateline has been approved by Allied for the 2022 programs.

- An airborne (UAV) magnetics survey was recently completed at Klondike. Satellite hyperspectral (WorldView III) data acquisition has been commissioned for both Klondike and Stateline to help guide further exploration and target drilling.

- Ongoing project review of new projects for potential acquisition and marketing projects in the Company’s portfolio to potential partners.

Corporate:

- Annual Financial Reports (Jan. 26, 2022) and Annual Information Form (Feb. 9, 2022) (“AIF”) filed. This is important because the AIF in particular gives the Company access to more options for financings than it has ever had.

- Annual General Meeting was held on March 17, 2022 and the most significant part of the meeting was to add Mr. Sven Gollan to the Board of Directors. Mr. Gollan and a company that he represents together own 10.37% of Alianza and is now the largest shareholder of Alianza followed by Mr. Mark Brown and his company Pacific Opportunity Capital Ltd. (8.89%).

- Coordinated an ongoing review and update of environmental, social and governance issues, including additional disclosure about the activities of Alianza in these areas. Alianza has always followed all regulations and best practices in working with communities, governance and environmental protection and remediation.

- Received approximately $160,000 in cash property option payments and $200,000 in shares from optionees.

Jason Weber noted that “It has been a busy quarter and that continues into Q2 with additional planning, marketing, and project execution to add value for shareholders in new ways. With potentially 4 drill programs this summer, we expect to have a very steady news flow and hopefully some exciting drill results for our shareholders later this summer.”

About Alianza Minerals Ltd.

Alianza employs a hybrid business model of joint venture funding and self-funded projects to maximize opportunity for exploration success. The Company currently has gold, silver and base metal projects in Yukon Territory, British Columbia, Colorado, Nevada and Peru. With this agreement Alianza now has three projects optioned to partners, including a second project, Klondike, optioned to Allied and one (Tim, Yukon Territory) optioned out to Coeur Mining, Inc. Alianza is actively seeking partners on other projects.

Alianza is listed on the TSX Venture Exchange under the symbol “ANZ” and trades on the OTCQB market in the US under the symbol “TARSF”.

Mr. Jason Weber, P.Geo., President and CEO of Alianza Minerals Ltd. is a Qualified Person as defined by National Instrument 43-101. Mr. Weber supervised the preparation of the technical information contained in this release.

For further information, contact:

Jason Weber, President and CEO

Sandrine Lam, Shareholder Communications

Tel: (604) 807-7217

Fax: (888) 889-4874

Renmark Financial Communications Inc.

Scott Logan

slogan@renmarkfinancial.com

Tel: (416) 644-2020 or (212) 812-7680

www.renmarkfinancial.com

To learn more visit: www.alianzaminerals.com

NEITHER THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE. STATEMENTS IN THIS NEWS RELEASE, OTHER THAN PURELY HISTORICAL INFORMATION, INCLUDING STATEMENTS RELATING TO THE COMPANY'S FUTURE PLANS AND OBJECTIVES OR EXPECTED RESULTS, MAY INCLUDE FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS ARE BASED ON NUMEROUS ASSUMPTIONS AND ARE SUBJECT TO ALL OF THE RISKS AND UNCERTAINTIES INHERENT IN RESOURCE EXPLORATION AND DEVELOPMENT. AS A RESULT, ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE DESCRIBED IN THE FORWARD-LOOKING STATEMENTS.